BRIDGEPORT VENTURES INC.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED
JANUARY 31, 2012
(EXPRESSED IN CANADIAN DOLLARS)
(UNAUDITED)

Management's Responsibility for
Condensed Consolidated Interim Financial Statements

The accompanying unaudited condensed consolidated interim financial statements of Bridgeport Ventures Inc. (the "Company") are the responsibility of management and the Board of Directors.

The unaudited condensed consolidated interim financial statements have been prepared by management, on behalf of the Board of Directors, in accordance with the accounting policies disclosed in the notes to the unaudited condensed consolidated interim financial statements. Where necessary, management has made informed judgments and estimates in accounting for transactions which were not complete at the statement of financial position date. In the opinion of management, the unaudited condensed consolidated interim financial statements have been prepared within acceptable limits of materiality and are in accordance with International Accounting Standard 34-Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards appropriate in the circumstances.

Management has established systems of internal control over the financial reporting process, which are designed to provide reasonable assurance that relevant and reliable financial information is produced.

The Board of Directors is responsible for reviewing and approving the unaudited condensed consolidated interim financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the financial reporting process and the unaudited condensed consolidated interim financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the unaudited condensed consolidated interim financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

(signed) "Shastri Ramnath"	(signed) "Carmelo Marrelli"
Shastri Ramnath	Carmelo Marrelli
President and Chief Executive Officer	Chief Financial Officer

Toronto, Canada
March 12, 2012

Bridgeport Venture Inc.
Condensed Consolidated Interim Statements of Financial Position
(Expressed in Canadian dollars)
(Unaudited)

	As at	As at
	January 31,	April 30,
	2012	2011

ASSETS

Current assets
Cash and cash equivalents (note 6)	$18,223,372	$22,870,894
Amounts receivable and other assets (note 7)	184,019	328,637
Available-for-sale investments (note 8)	24,875	280,000
	18,432,266	23,479,531

Interest in exploration properties and deferred exploration expenditures (note 8)	9,375,890	7,578,011
Equipment (note 9)	18,438	42,902
Total assets	$27,826,594	$31,100,444

EQUITY AND LIABILITIES

Current liabilities
Amounts payable and other liabilities (notes 10 and 16)	$121,782	$1,046,868

Equity
Share capital (note 11)	31,364,501	31,364,501
Reserves	8,208,179	7,999,728

Accumulated other comprehensive income	(3,250)	175,000
Accumulated deficit	(11,864,618)	(9,485,653)
	(11,867,868)	(9,310,653)
Total equity	27,704,812	30,053,576
Total equity and liabilities	$27,826,594	$31,100,444

The accompanying notes to the unaudited condensed consolidated interim financial statements are an integral part of these statements.

Nature of operations and going concern (note 1)
Contingencies and commitments (note 8)
Subsequent event (note 19)

Approved on behalf of the Board:

(Signed) "Hugh Snyder", Director

(Signed) "Graham Clow", Director

Bridgeport Ventures Inc.
Condensed Consolidated Interim Statements of Loss and Comprehensive Loss
(Expressed in Canadian dollars)
(Unaudited)

	Three Months Ended		Nine Months Ended
	January 31,		January 31,
	2012	2011	2012	2011
		(note 18)		(note 18)

Operating expenses
General and administrative (note 15)	$612,462	$1,177,635	$1,783,881	$2,751,089
	(612,462)	(1,177,635)	(1,783,881)	(2,751,089)
Interest income	49,428	45,525	196,732	82,754
Gain on sale of available-for-sale investment	-	-	111,182	-
Foreign exchange gain (loss)	42,138	11,504	(108,014)	34,310
Write-off of exploration property interests and related receivables	(5,596)	(511,954)	(1,090,495)	(1,076,426)
Write-off of equipment	(17,382)	-	(17,382)	-
Net loss before tax	(543,874)	(1,632,560)	(2,691,858)	(3,710,451)
Deferred income tax (expense) recovery	-	35,000	(25,000)	35,000
Net loss for the period	(543,874)	(1,597,560)	(2,716,858)	(3,675,451)
Reclassification of net realized (loss) gain on available-for-sale investment net of tax	(175,000)	245,000	(175,000)	245,000
Unrealized loss on available-for-sale investment	(3,625)	-	(3,250)	-
Net loss and comprehensive loss for the period	$(722,499)	$(1,352,560)	$(2,895,108)	$(3,430,451)
Basic and diluted net loss per share (note 12)	$(0.01)	$(0.04)	$(0.05)	$(0.12)
Weighted average number of common shares outstanding-basic and diluted	50,579,600	39,514,991	50,579,600	31,865,279

The accompanying notes to the unaudited condensed consolidated interim financial statements are an integral part of these statements.

Bridgeport Ventures Inc.
Condensed Consolidated Interim Statements of Cash Flows
(Expressed in Canadian dollars)
(Unaudited)

	Nine Months Ended	Nine Months Ended
	January 31, 2012	January 31, 2011
		(note 18)

Operating activities
Net loss for the period	$(2,716,858)	$(3,675,451)
Adjustments for:
Amortization	7,082	4,824
Share-based payments	546,344	1,114,285
Gain on sale of investment	(111,182)	-
Deferred income tax expense	25,000	(35,000)
Write-off of exploration property interests and related receivables	1,090,495	1,076,426
Write-off of equipment	17,382	-
Non-cash working capital items:
Amounts receivable and other assets	29,848	(180,801)
Amounts payable and other liabilities	(158,104)	(98,066)
Net cash used in operating activities	(1,269,993)	(1,793,783)

Investing activities
Expenditure on exploration properties	(3,568,711)	(1,148,875)
Proceeds from sale of investment	191,182	-
Option payment received	-	20,000
Additions to equipment	-	(21,653)
Net cash used in investing activities	(3,377,529)	(1,150,528)

Financing activities
Issue of securities	-	17,658,100
Share issue costs	-	(1,304,819)
Net cash provided by financing activities	-	16,353,281

Net change in cash and cash equivalents	(4,647,522)	13,408,970
Cash and cash equivalents, beginning of period	22,870,894	11,137,382
Cash and cash equivalents, end of period	$18,223,372	$24,546,352

Common shares received for interest in exploration property (note 8)	28,125	-

The accompanying notes to the unaudited condensed consolidated interim financial statements are an integral part of these statements.

Bridgeport Ventures Inc.
Condensed Consolidated Interim Statement of Changes in Equity
(Expressed in Canadian dollars)
(Unaudited)

Equity attributable to shareholders

		Reserves
				Accumulated
	Share		Contributed	other	Accumulated
	capital	Warrants	surplus	comprehensive loss	deficit	Total

Balance, May 1, 2010	$11,798,967	$3,679,500	$1,017,759	$-	$(2,111,303)	$14,384,923
Public offering, net of costs	13,936,093	2,009,088	-	-	-	15,945,181
Exercise of warrants	408,100	-	-	-	-	408,100
Value of warrants exercised	80,978	(80,978)	-	-	-	-
Warrants expired	-	(25,772)	25,772	-	-	-
Acquisition of exploration properties	5,175,000	-	-	-	-	5,175,000
Step-up warrants issued	(15,000)	15,000	-	-	-	-
Share-based payments
Officers and directors	-	-	836,262	-	-	836,262
Employee	-	-	17,070	-	-	17,070
Consultants	-	-	260,953	-	-	260,953
Unrealized gain on available-for-sale securities, net of tax	-	-	-	245,000	-	245,000
Net loss for the period	-	-	-	-	(3,675,451)	(3,675,451)

Balance, January 31, 2011	31,384,138	5,596,838	2,157,816	245,000	(5,786,754)	33,597,038
Public offering, net of costs	(51,003)	(5,961)	-	-	-	(56,964)
Exercise of warrants	44,500	-	-	-	-	44,500
Value of warrants exercised	19,166	(19,166)	-	-	-	-
Step-up warrants issued	(32,300)	32,300	-	-	-	-
Share-based payments
Officers and directors	-	-	196,238	-	-	196,238
Employee	-	-	13,011	-	-	13,011
Consultants	-	-	28,652	-	-	28,652
Unrealized loss on available-for-sale securities, net of tax	-	-	-	(70,000)	-	(70,000)
Net loss for the period	-	-	-	-	(3,698,899)	(3,698,899)

Balance, April 30, 2011	$31,364,501	$5,604,011	$2,395,717	$175,000	$(9,485,653)	$30,053,576

The accompanying notes to the unaudited condensed consolidated interim financial statements are an integral part of these statements.

Bridgeport Ventures Inc.
Condensed Consolidated Interim Statement of Changes in Equity (continued)
(Expressed in Canadian dollars)
(Unaudited)

Equity attributable to shareholders

		Reserves
				Accumulated
	Share		Contributed	other	Accumulated
	capital	Warrants	surplus	comprehensive loss	deficit	Total

Balance, April 30, 2011	$31,364,501	$5,604,011	$2,395,717	$175,000	$(9,485,653)	$30,053,576
Share-based payments
Officers and directors	-	-	583,777	-	-	583,777
Employee	-	-	47,044	-	-	47,044
Consultants	-	-	(84,477)	-	-	(84,477)
Stock options expired	-	-	(337,893)	-	337,893	-
Loss on available-for-sale securities	-	-	-	(178,250)	-	(178,250)
Net loss for the period	-	-	-	-	(2,716,858)	(2,716,858)

Balance, January 31, 2012	$31,364,501	$5,604,011	$2,604,168	$(3,250)	$(11,864,618)	$27,704,812

The accompanying notes to the unaudited condensed consolidated interim financial statements are an integral part of these statements.

Bridgeport Ventures Inc.
Notes to the Condensed Consolidated Interim Financial Statements
January 31, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

1.	Nature of operations and going concern

Bridgeport Ventures Inc. (the “Company” or "Bridgeport") was incorporated under the laws of the Province of Ontario, Canada by Articles of Incorporation dated May 10, 2007. The Company is engaged in the acquisition, exploration and development of properties for the mining of precious and base metals. Bridgeport has operations in Latin America, the United States and Canada. The Company is in the process of exploring its exploration properties for mineral resources and has not determined whether the properties contain economically recoverable reserves. The primary office of the Company is located at 36 Toronto St. Suite 1000, Toronto, ON. M5C 2C5.

The unaudited condensed consolidated interim financial statements of the Company for the three and nine months ended January 31, 2012 were reviewed by the Audit Committee and approved and authorized for issue by the Board of Directors on March 12, 2012.

These unaudited condensed consolidated interim financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due. The Company has incurred losses in the current and prior periods, with a net loss of $2,716,858 for the nine months ended January 31, 2012 and has an accumulated deficit of $11,864,618 to January 31, 2012 (April 30, 2011 -$9,485,653). These circumstances cast doubt as to the Company's ability to continue as a going concern and, accordingly, the ultimate use of accounting principles applicable to a going concern. The Company’s ability to continue as a going concern is dependent upon its obtaining additional financing and eventually achieving profitable production in the future. The Company is currently evaluating various options in order to address its financing needs. There can be no assurance that the Company's financing activities will continue to be successful or sufficient.

These unaudited condensed consolidated interim financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and condensed consolidated interim statement of financial position classifications that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

2.	Significant accounting policies

(a)	Statement of compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting ("IAS 34"). Accordingly, they do not include all of the information required for full annual financial statements required by IFRS as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”) and should be read in conjunction with the consolidated financial statements of the Company for the year ended April 30, 2011 and the Company’s condensed consolidated interim financial statements as at and for the three months ended July 31, 2011.

The accounting policies have been applied consistently to all periods presented in these unaudited condensed interim consolidated financial statements.

These unaudited condensed consolidated interim financial statements are the Company's third unaudited condensed consolidated interim financial statements prepared in accordance with IFRS as issued by IASB and have been prepared on the basis of IFRS standards that are expected to be effective or available for early adoption by the Company on April 30, 2012, the Company's first annual reporting date under IFRS. The Company has made certain assumptions about the accounting policies expected to be adopted when the first IFRS annual financial statements are prepared for the year ended April 30, 2012.

Bridgeport Ventures Inc.
Notes to the Condensed Consolidated Interim Financial Statements
January 31, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

2.	Significant accounting policies (continued)

(a)	Statement of compliance (continued)

These condensed consolidated interim financial statements should be read in conjunction with the Company’s annual financial statements for the year ended April 30, 2011 and in consideration of the IFRS transition disclosures included in Note 18 to these financial statements and the additional annual disclosures required under IFRS included in the Company’s condensed consolidated interim financial statements as at and for the three months ended July 31, 2011.

(b)	New accounting standards and interpretations

Certain pronouncements were issued by the IASB ("International Accounting Standard Board") or the IFRIC ("International Financial Reporting Interpretation Committee") that are mandatory for accounting periods after December 31, 2010 or later periods. Many are not applicable or do not have a significant impact to the Company and have been excluded from the table below. The following have not yet been adopted and are being evaluated to determine their impact on the Company.

(i) IFRS 9 – Financial instruments (“IFRS 9”) was issued by the IASB in October 2010 and will replace IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2013. IASB has proposed to move the effective date of IFRS 9 to January 1, 2015.

(ii) IFRS 10 – Consolidated financial statements (“IFRS 10”) was issued by the IASB in May 2011. IFRS 10 is a new standard which identifies the concept of control as the determining factor in assessing whether an entity should be included in the consolidated financial statements of the parent company. Control is comprised of three elements: power over an investee; exposure to variable returns from an investee; and the ability to use power to affect the reporting entity’s returns. IFRS 10 is effective for annual periods beginning on or after January 1, 2013. Earlier adoption is permitted.

(iii) IFRS 11 – Joint arrangements (“IFRS 11”) was issued by the IASB in May 2011. IFRS 11 is a new standard which focuses on classifying joint arrangements by their rights and obligations rather than their legal form. Entities are classified into two groups: parties having rights to the assets and obligations for the liabilities of an arrangement, and rights to the net assets of an arrangement. Entities in the former case account for assets, liabilities, revenues and expenses in accordance with the arrangement, whereas entities in the latter case account for the arrangement using the equity method. IFRS 11 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

(iv) IFRS 12 – Disclosure of interests in other entities (“IFRS 12”) was issued by the IASB in May 2011. IFRS 12 is a new standard which provides disclosure requirements for entities reporting interests in other entities, including joint arrangements, special purpose vehicles, and off balance sheet vehicles. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

Bridgeport Ventures Inc.
Notes to the Condensed Consolidated Interim Financial Statements
January 31, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

2.	Significant accounting policies (continued)

(b)	New accounting standards and interpretations (continued)

(v) IFRS 13 – Fair value measurement (“IFRS 13”) was issued by the IASB in May 2011. IFRS 13 is a new standard which provides a precise definition of fair value and a single source of fair value measurement considerations for use across IFRSs. The key points of IFRS 13 are as follows:

  fair value is measured using the price in a principal market for the asset or liability, or in the absence of a principal market, the most advantageous market;
  financial assets and liabilities with offsetting positions in market risks or counterparty credit risks can be measured on the basis of an entity’s net risk exposure;
  disclosures regarding the fair value hierarchy has been moved from IFRS 7 to IFRS 13, and further guidance has been added to the determination of classes of assets and liabilities;
  a quantitative sensitivity analysis must be provided for financial instruments measured at fair value;
  a narrative must be provided discussing the sensitivity of fair value measurements categorised under Level 3 of the fair value hierarchy to significant unobservable inputs;
  and information must be provided on an entity’s valuation processes for fair value measurements categorized under Level 3 of the fair value hierarchy.

IFRS 13 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

(vi) IAS 1 – Presentation of financial statements (“IAS 1”) was amended by the IASB in June 2011 in order to align the presentation of items in other comprehensive income with US GAAP standards. Items in other comprehensive income will be required to be presented in two categories: items that will be reclassified into profit or loss and those that will not be reclassified. The flexibility to present a statement of comprehensive income as one statement or two separate statements of profit and loss and other comprehensive income remains unchanged. The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012.

3.	Capital risk management

The Company manages its capital with the following objectives:

  to ensure sufficient financial flexibility to achieve the ongoing business objectives including funding of future growth opportunities, and pursuit of accretive acquisitions; and
  to maximize shareholder return through enhancing the share value.

The Company monitors its capital structure and actively makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The Company may manage its capital structure by issuing new shares, repurchasing outstanding shares, adjusting capital spending, or disposing of assets. The capital structure is reviewed by management and the Board of Directors on an ongoing basis. As discussed in Note 1, the Company's ability to continue to carry out its planned exploration activities is uncertain and dependent upon the continued financial support of its shareholders and securing additional financing.

The Company manages capital through its financial and operational forecasting processes. The Company reviews its working capital and forecasts its future cash flows based on operating expenditures, and other investing and financing activities. The forecast is updated based on activities related to its mineral properties. Relevant information is provided to the Board of Directors of the Company. The Company’s capital management objectives, policies and processes have remained unchanged during the three and nine months ended January 31, 2012.

The Company is not subject to any capital requirements imposed by a lending institution.

Bridgeport Ventures Inc.
Notes to the Condensed Consolidated Interim Financial Statements
January 31, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

4.	Financial risk management

The Company's activities expose it to a variety of financial risks: credit risk, liquidity risk and market risk (including interest rate, foreign currency risk and commodity and equity price risk). Financial risk management is carried out by the Company's management team with guidance from the Audit Committee and Board of Directors. There have been no changes in the risks, objectives, policies and procedures from the previous period.

(i) Credit risk

The Company's credit risk is primarily attributable to cash and cash equivalents and amounts receivable. Cash and cash equivalents consist of cash, high interest savings accounts and certificates of deposit at select Canadian financial institutions, from which management believes the risk of loss to be remote. Financial assets included in amounts receivable consist of goods and services tax and harmonized sales tax due from the Government of Canada and deposits with service providers. Amounts receivable are in good standing as of January 31, 2012. Management believes that the credit risk concentration with respect to the financial instruments included in cash and cash equivalents and amounts receivable is remote.

(ii) Liquidity risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company’s liquidity and operating results may be adversely affected if its access to the capital market is hindered, whether as a result of a downturn in stock market conditions generally or matters specific to the Company. The Company generates cash flow primarily from its financing activities. As at January 31, 2012, the Company had cash and cash equivalents of $18,223,372 (April 30, 2011 - $22,870,894) to settle current liabilities of $121,782 (April 30, 2011 - $1,046,868). All of the Company's financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms. The Company regularly evaluates its cash position to ensure preservation and security of capital as well as liquidity. As discussed on Note 1, the Company’s ability to continually meet its obligations and carry out its planned exploration activities is uncertain and dependent upon the continued financial support of its shareholders and securing additional financing.

(iii) Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates and commodity and equity prices.

(a) Interest rate risk

The Company has cash and cash equivalents and no interest-bearing debt. The Company's current policy is to invest excess cash in high interest savings accounts and investment-grade certificates of deposit issued by its Canadian financial institutions. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its Canadian financial institutions. Currently, the Company does not hedge against interest rate risk.

(b) Foreign currency risk

The Company's functional and reporting currency is the Canadian dollar and purchases are transacted in Canadian and US dollars and Chilean pesos. The Company funds certain operations, exploration and administrative expenses in Chile and the United States on a cash call basis using US dollar currency converted from select bank accounts held in Canada. The Company maintains US dollar bank accounts in Canada, the United Sates and Chile, and Chilean peso bank accounts in Chile. The Company is subject to gains and losses from fluctuations in the US dollar and Chilean peso against the Canadian dollar. The Company had the following significant balances in foreign currencies:

Bridgeport Ventures Inc.
Notes to the Condensed Consolidated Interim Financial Statements
January 31, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

4.	Financial risk management (continued)

(iii) Market risk (continued)

(b) Foreign currency risk (continued)

	January 31		April 30
	2012		2011

Unites States Dollars
Cash (Bank indebtedness)	$56,136	(1)	$(375,361	) (1)
Amounts receivable and other assets	$15,000	(1)	$1,082	(1)
Amounts payable and other liabilities	$9,674	(1)	$20,196	(1)

Chilean Peso
Amounts receivable and other assets	-	(2)	112,182,936	(2)
Amounts payable and other liabilities	64,347,119	(2)	199,755,213	(2)

(1) Denoted in United States Dollars: (January 31, 2012 - 1 United States Dollar = 1.0028 Canadian Dollars); (April 30, 2011 - 1 United States Dollar = 0.9464 Canadian Dollars); and
(2) Denoted in Chilean Peso: (January 31, 2012 - 1 Chilean Peso = 0.000536 Canadian Dollars); (April 30, 2011 - 1 Chilean Peso = 0.00206 Canadian Dollars).

(c) Price risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company's earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices, as they relate to gold and copper, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company. As the Company's mineral properties are in the exploration stage, the Company does not hedge against commodity price risk. The Company's available-for-sale investment in Gondwana Gold Inc. ("Gondwana") and investment in Orsa Ventures Corp. ("Orsa") are subject to fair value fluctuations arising from changes in the equity and commodity markets.

Sensitivity analysis

Based on management's knowledge and experience of the financial markets, the Company believes the following movements are reasonably possible over a six month period:

(i) Cash equivalents are subject to floating interest rates. As at January 31, 2012, if interest rates had decreased/increased by 1% with all other variables held constant, the loss for the nine months ended January 31, 2012 would have been approximately $137,000 higher/lower, as a result of lower/higher interest income from cash equivalents.

Bridgeport Ventures Inc.
Notes to the Condensed Consolidated Interim Financial Statements
January 31, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

4.	Financial risk management (continued)

(iii) Market risk (continued)

Sensitivity analysis (continued)

(ii) The Company is exposed to foreign currency risk on fluctuations of financial instruments that are denominated in US dollars and the Chilean peso related to cash balances, amounts receivable and accounts payable and accrued liabilities. As at January 31, 2012, a plus or minus 5% change in the foreign exchange rate with all other variables held constant would not have a significant impact on the loss for the nine months ended January 31, 2012 and the reported equity as at January 31, 2012.

(iii) The Company's available-for-sale investments in the common shares of Gondwana and Orsa are subject to fair value fluctuations. As at January 31, 2012, a plus or minus 10% change in the bid price of the common shares of Gondwana and Orsa with all other variables held constant would not have a significant impact on the comprehensive loss for the nine months ended January 31, 2012 and the reported equity as at January 31, 2012.

5.	Categories of financial instruments

	As at	As at
	January 31,	April 30,
	2012	2011
Financial assets:
Loans and receivables
Cash and cash equivalents	$18,223,372	$22,870,894
Amounts receivable	406	-
Available for sale investments	24,875	280,000
Financial liabilities:
Other financial liabilities
Amounts payable and other liabilities	$121,782	$1,046,868

As at January 31, 2012 and April 30, 2011, the fair value of all the Company's financial instruments, other than available for sale financial asset which is carried at fair value, approximates the carrying value, due to their short-term nature.

6.	Cash and cash equivalents

	As at	As at
	January 31,	April 30,
	2012	2011

Cash (bank indebtedness)	$(27,717)	$(365,965)
Cash equivalents	18,251,089	23,236,859
Total	$18,223,372	$22,870,894

Bridgeport Ventures Inc.
Notes to the Condensed Consolidated Interim Financial Statements
January 31, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

7.	Amounts receivable and other assets

	As at	As at
	January 31,	April 30,
	2012	2011

Sales tax receivable - (Canada)	$122,450	$48,787
Sales tax receivable - (Chile) (1)	-	230,784
Amounts receivable	406	-
Prepaid expenses	61,163	49,066
	$184,019	$328,637

(1) Pursuant to the write off of the property in Chile, the Company has determined that there is uncertainty related to the recovery of the Chilean sales tax receivable. As a result of this uncertainty, management has established an allowance for the entire amount of the Chilean sales tax receivable totaling $252,207 as at January 31, 2012.

8.	Interest in exploration properties and deferred exploration expenditures

Nine months ended January 31, 2012

	Nevada	McCart	Rosario
	Properties	Township	Properties
	(USA)	(Canada)	(Chile)
	(f)	(a)	(b)(c)(d)(e)	Total

Opening balance	$6,430,690	$171,596	$975,725	$7,578,011
Acquisition	-	-	(93,515)	(93,515)
Exploration	2,796,711	351	(43,922)	2,753,140
Salaries and benefits	-	4,667	-	4,667
Option payment received	(18,000)	(10,125)	-	(28,125)
Write-off of exploration properties	-	-	(838,288)	(838,288)

Ending balance	$9,209,401	$166,489	$-	$9,375,890

Nine months ended January 31, 2011

	Nevada	McCart	Rosario
	Properties	Township	Properties
	(USA)	(Canada)	(Chile)
	(f)	(a)	(b)(c)(d)(e)	Total

Opening balance	$-	$263,860	$3,152,411	$3,416,271
Acquisition	5,175,000	-	170,855	5,345,855
Exploration	120,047	6,100	1,181,661	1,307,808
Option payment received	-	(100,000)	-	(100,000)
Write-off of Soesmi property	-	-	(1,076,426)	(1,076,426)

Ending balance	$5,295,047	$169,960	$3,428,501	$8,893,508

Bridgeport Ventures Inc.
Notes to the Condensed Consolidated Interim Financial Statements
January 31, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

8.	Interest in exploration properties and deferred exploration expenditures (continued)

(a) McCart Township

On November 11, 2008, the Company entered into an agreement to acquire a 100% interest in two mining claims (the “Claims”) located near McCart Township, Ontario. The Claims are subject to a 2% net smelter royalty (“NSR”). To acquire this interest, the Company is required to:

  Make a cash payment of $5,000 (paid); and
  Issue 150,000 common shares of the Company (issued and valued at $19,500).

Effective July 29, 2009, the Company issued an aggregate of 150,000 common shares in partial satisfaction of its obligations to acquire 100% interest in the McCart Township Claims. The value of the 150,000 common shares was calculated by applying the unit price of $0.13 pursuant to the initial public offering of the Company.

At anytime after the commencement of commercial production, the Company has the right to purchase 1% of the 2% NSR for $1,000,000.

During the year ended April 30, 2010, the Company acquired three additional mining claims located in the same Township subject to a 1% NSR (50% of which the Company has the right to purchase for $1,000,000), for cash consideration of $nil. Subsequent to the April 30, 2011, these three claims were cancelled.

On August 24, 2010, Bridgeport granted to Gondwana an option to acquire up to a 70% interest in the McCart Property. Gondwana may earn an initial 50% interest in the McCart Property by satisfying the following commitments:

(i) making an initial cash payment to Bridgeport in the amount of $20,000 (received);
(ii) issuing an aggregate of 1,050,000 common shares (400,000 issued) to Bridgeport in tranches over a three year period; and
(iii) incurring an aggregate of $400,000 in exploration expenditures on the McCart Property in tranches over a three year period.

Gondwana may earn an additional 20% interest in the McCart Property (for a total 70% interest) in the event it completes a bankable feasibility study within three years of earning its 50% interest.

On August 24, 2010, Bridgeport received $20,000 cash and 400,000 common shares of Gondwana in accordance with the terms of the Agreement. The 400,000 common shares received were valued at $80,000 on August 24, 2010. During the nine months ended January 31, 2012, the 400,000 common shares of Gondwana were sold for cash proceeds of $191,182 resulting in a gain on disposal of $111,182.

On August 17, 2011, the Company signed an amending letter agreement (the "Amending Agreement") with Gondwana to extend the time by which the Commitments must be satisfied until February 20, 2012 in exchange for an additional 25,000 Gondwana shares to be issued to Bridgeport.

On February 15, 2012, Gondwana terminated its option on the McCart property. The Company is evaluating its alternatives for the McCart property on a going forward basis.

On October 25, 2011, Bridgeport received the 25,000 common shares of Gondwana in accordance with the terms of the Amending Agreement. The 25,000 common shares received were valued at $10,125 on October 25, 2011 based on the bid price on October 25, 2011. As of January 31, 2012, the bid price of Gondwana was $0.40 resulting in a unrealized loss of $250 which was recorded in other comprehensive loss for the nine months ended January 31, 2012. At January 31, 2012, the shares of Gondwana were valued at $9,875 using the bid price of the security.

Bridgeport Ventures Inc.
Notes to the Condensed Consolidated Interim Financial Statements
January 31, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

8.	Interest in exploration properties and deferred exploration expenditures (continued)

(b) Trillador Property

On July 5, 2010, the Company executed a letter of intent which provides that the Company would enter into an option agreement with an arm's length party to acquire a 100% interest in the Trillador property through its subsidiary, Rio Condor Resources S.A. ("Rio Condor"). Under the terms of the proposed agreement with the property owners, the Company would be required to pay US$1.5 million over five years in order to acquire a 100% interest in the Trillador property. This acquisition was royalty free.

On August 27, 2010, the Trillador letter of intent was modified, whereby US$25,000 was required on signing (paid) as an advance payment of the first installment of the option agreement price. This amendment allowed Rio Condor a 120 business day grace period. As of January 31, 2011 (“Date of Closing”) the option agreement was executed and payment of US$25,000 was made (completing the total amount of the first installment of US$50,000). The option agreement was subsequently finalized. Cash payments in the aggregate of US$1.5 million were due as follows:

	US$

Date of Closing	$25,000	(paid) (1)
January 17, 2011	25,000	(paid) (1)
January 31, 2012	50,000	(not paid)
January 31, 2013	60,000
January 31, 2014	250,000
January 31, 2015	1,090,000

	$1,500,000

(1) US$50,000 Canadian equivalent equals $51,795.

During the nine months ended January 31, 2012, the Company decided to terminate the Trillador Property and Tamara Property option agreements and as a result, a total of $1,090,495 of exploration properties and deferred exploration expenditures and related receivables were written off during the nine months ended January 31, 2012.

(c) SOESMI Property

Pursuant to an agreement entered into on December 3, 2009, Rio Condor would have paid US$1,000,000 over three years to acquire a 100% interest in the SOESMI mining concessions, which are contiguous to the concessions comprising the Rosario Property. The SOESMI claim group was subject to a 2% NSR that could be purchased for US$1,000,000. US$75,000 ($79,020) was paid on closing. In addition, in accordance with the payment terms, a further US$50,000 ($52,590) was paid on June 3, 2010. Cash payments in the aggregate of US$1,000,000 were due as follows:

	US$

Date of signing the agreement	$75,000	(paid)
June 3, 2010	50,000	(paid)
December 3, 2010	50,000	(not paid)
June 3, 2011	100,000	(not paid)
December 3, 2011	150,000	(not paid)
December 3, 2012	575,000

	$1,000,000

Bridgeport Ventures Inc.
Notes to the Condensed Consolidated Interim Financial Statements
January 31, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

8.	Interest in exploration properties and deferred exploration expenditures (continued)

(c) SOESMI Property (continued)

During the year ended April 30, 2011, the Company determined not to make the next option payment due in respect of the SOESMI property, and to allow its rights in respect of such property to lapse. As a result, the Company wrote off all costs associated with this project in the amount of $611,352.

(d) Simonetta Property

Subsequent to Bridgeport’s acquisition of Rio Condor, pursuant to an agreement entered into on January 23, 2010, Rio Condor would have paid US$1,000,000 over four years to acquire a 100% interest in the Simonetta mining concessions, which are contiguous to the concessions comprising the Rosario Property. This acquisition was royalty free. US$30,000 ($30,782) was paid on closing. Cash payments in the aggregate of US$1,000,000 were due as follows:

	US$

Date of signing the agreement	$30,000	(paid)
July 23, 2010	10,000	(paid)
January 23, 2011	65,000	(not paid)
January 23, 2012	150,000	(not paid)
January 23, 2013	245,000
January 23, 2014	500,000

	$1,000,000

The Company paid $10,359 (US$10,000) during the year ended April 30, 2011 relating to the Simonetta option agreement. Subsequent to the payment, through a letter and a public deed, both dated on February 7, 2011, Rio Condor provided notice to the owner of the Simonetta property that the payment due January 23, 2011 (US$65,000) and subsequent payments would not be made. As a result, Rio Condor's rights in respect of such property were forfeited and costs of $554,473 associated with the project were written off during the year ended April 30, 2011.

(e) Rosario Project

The Company had an option to pay US$10.4 million over a four year period to acquire a 100% interest in the properties known as the Rosario property (which includes the concessions known as the Rosario, Julia, Eliana I, Eliana II and Eliana III mining concessions) and the Tamara property. The Rosario property is subject to a 2% NSR which may be purchased for US$2 million. Tamara is royalty free. The Company was required to pay a total commission or management fee of US$500,000 over the same four year period. The vendors of Rosario and Eliana I were entitled to excavate a total of 6,000 tons per month from the property until the last payment is made.

The Company had focused its exploration efforts on the Rosario property, and based on the assay results, style of copper mineralization, and discontinuity of the zones, management decided that the property did not have the size potential for the Company to make a significant copper-gold discovery of 100 million tonnes or more. Accordingly, Bridgeport decided to terminate its rights to the Rosario, Eliana I, II and III, and Julia mining concessions, which decision was carried out by not making the November 5, 2010 property payment of US$720,000. As a result, Rio Condor's rights in respect of such properties were forfeited and costs of $3,309,120 associated with the project were written-off during the year ended April 30, 2011.

The Company had retained its rights to the Tamara property. During the year ended April 30, 2011, the Company paid $56,111 (US$50,000) pursuant to the agreement relating to the Tamara property. The Company was entitled to maintain its rights to the Tamara property by making the following cash payments:

Bridgeport Ventures Inc.
Notes to the Condensed Consolidated Interim Financial Statements
January 31, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

8.	Interest in exploration properties and deferred exploration expenditures (continued)

(e) Rosario Project (continued)

	Cash payments (US$)

November 5, 2009	$15,000	(paid)
November 5, 2010	35,000	(paid)
November 5, 2011	50,000	(not paid)
November 5, 2012	70,000
November 5, 2013	230,000

	$400,000

During the nine months ended January 31, 2012, the Company decided to terminate the Trillador Property and Tamara Property option agreements and as a result, a total of $1,090,495 of exploration properties and deferred exploration expenditures and a receivable related to Chile was written off for the nine months ended January 31, 2012. As a result, the payment due on November 5, 2011 was not made.

(f) Nevada Portfolio

On November 16, 2010, Bridgeport acquired from Fronteer Gold Inc. (“Fronteer”) a 100% interest in certain mineral properties and a 50% leasehold interest in one property, in Nevada, USA. The properties are subject to a NSR of up to 3%. On November 16, 2010, Bridgeport issued to Fronteer 4.5 million common shares (valued at approximately $5.2 million (see Note 11(b)(ii)) in consideration of the acquisition. In addition to the properties acquired from Fronteer, Bridgeport has staked additional claims adjacent to the properties and intends to continue with its land acquisition effort.

(g) Option Agreement with Orsa Ventures Corp.

On July 19, 2011, the Company entered into an option agreement (the "Option Agreement") with Orsa whereby Orsa can earn a 51% interest in Bridgeport’s Ashby Gold Property in Nevada through phased exploration expenditures, share payments and a cash payment to Bridgeport. Pursuant to the terms of the Option Agreement, Orsa has the option (the "First Option") to earn up to a 49% interest in the Ashby Property by:

a.	issuing to Bridgeport or its nominee an aggregate of 100,000 common shares of Orsa within three business days of receipt by Orsa of the approval by the TSX Venture Exchange of the Option Agreement;

b.	incurring an aggregate of $150,000 of exploration expenditures on the Ashby Property within one year of the date of the Option Agreement; and

c.	incurring $300,000 of cumulative exploration expenditures on the Ashby Property within two years of the date of the Option Agreement.

If Orsa exercises the First Option and acquires a 49% interest in the Ashby Property, it will have the option (the "Second Option") to acquire a further 2% interest in the Ashby Property (for an aggregate 51% interest) by paying Bridgeport $100,000 in cash and issuing to Bridgeport common shares having an aggregate value of $100,000 within a 90 day period.

Following the exercise of the First Option, and if applicable, the Second Option, Orsa and Bridgeport will form a joint venture for further exploration and development of the Ashby Property. If Orsa has exercised the Second Option, it will hold a 51% interest in the joint venture and will be the operator of the joint venture. If Orsa has not exercised the Second Option, Orsa will hold a 49% interest in the joint venture and Bridgeport will become the operator.

Bridgeport Ventures Inc.
Notes to the Condensed Consolidated Interim Financial Statements
January 31, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

8.	Interest in exploration properties and deferred exploration expenditures (continued)

(g) Option Agreement with Orsa Ventures Corp. (continued)

On November 21, 2011, the Option Agreement with Orsa was approved by TSX Venture Exchange and on December 7, 2011, 100,000 common shares of Orsa were received. The 100,000 common shares received were valued at $18,000 on December 7, 2011 based on the bid price on December 7, 2011. As of January 31, 2012, the bid price of Orsa was $0.15 resulting in a unrealized loss of $3,000 which was recorded in other comprehensive loss for the nine months ended January 31, 2012. At January 31, 2012, the shares of Orsa were valued at $15,000 using the bid price of the security.

9.	Equipment

	Computer		Office		Machinery and
Cost	equipment	Software	equipment	Structures	equipment	Total
Balance, May 1, 2010	$7,852	$-	$336	$13,754	$5,056	$26,998
Additions (Disposal)	18,586	318	912	1,836	1	21,653
Balance, January 31, 2011	26,438	318	1,248	15,590	5,057	48,651
Additions	3,796	(3)	540	(23)	-	4,310
Balance, April 30, 2011	30,234	315	1,788	15,567	5,057	52,961
(Disposal)	(2,970)	(315)	(1,788)	(15,567)	(5,057)	(25,697)
Balance, January 31, 2012	$27,264	$-	$-	$-	$-	$27,264

	Computer		Office		Machinery and
Accumulated amortization	equipment	Software	equipment	Structures	equipment	Total
Balance, May 1, 2010	$450	$-	$8	$344	$189	$991
Amortization	2,503	79	78	1,433	731	4,824
Balance, January 31, 2011	2,953	79	86	1,777	920	5,815
Amortization	1,872	79	133	1,430	730	4,244
Balance, April 30, 2011	4,825	158	219	3,207	1,650	10,059
Amortization	5,163	69	153	1,205	492	7,082
(Disposal)	(1,162)	(227)	(372)	(4,412)	(2,142)	(8,315)
Balance, January 31, 2012	$8,826	$-	$-	$-	$-	$8,826

	Computer		Office		Machinery and
Carrying value	equipment	Software	equipment	Structures	equipment	Total
Balance, May 1, 2010	$7,402	$-	$328	$13,410	$4,867	$26,007
Balance, January 31, 2011	$23,485	$239	$1,162	$13,813	$4,137	$42,836
Balance, April 30, 2011	$25,409	$157	$1,569	$12,360	$3,407	$42,902
Balance, January 31, 2012	$18,438	$-	$-	$-	$-	$18,438

10.	Amounts payable and other liabilities

	As at	As at
	January 31,	April 30,
	2012	2011

Falling due within the year
Trade payables	$64,264	$857,529
Accrued liabilities	57,518	189,339
	$121,782	$1,046,868

Bridgeport Ventures Inc.
Notes to the Condensed Consolidated Interim Financial Statements
January 31, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

11.	Share capital

a) Authorized share capital

The authorized share capital consisted of unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

b) Common shares issued

The change in issued share capital for the periods ended January 31, 2012 and 2011 were as follows:

	Number of
	common
	shares	Amount

Balance, May 1, 2010	28,036,000	$11,798,967
Public offering, net of costs (i)	17,250,000	13,936,093
Acquisition of mineral properties (ii)	4,500,000	5,175,000
Exercise of warrants	578,600	408,100
Value of warrants exercised	-	80,978
Step-up warrants issued (note 13)	-	(15,000)
Balance, January 31, 2011	50,364,600	31,384,138
Public offering, net of costs (i)	-	(51,003)
Exercise of warrants	215,000	44,500
Value of warrants exercised	-	19,166
Step-up warrants issued (note 13)	-	(32,300)
Balance, April 30, 2011 and January 31, 2012	50,579,600	$31,364,501

(i) On December 20, 2010 and January 7, 2011, the Company closed a public offering (the "Offering") and over allotment of 15,000,000 and 2,250,000 units ("Units"), respectively, of the Company at a price of $1.00 per Unit for cash consideration of $17,250,000. In connection with the Offering, the underwriters were paid a 6% agency fee totaling $1,035,000. Share issuance costs of $326,783 were incurred in relation to the Offering. Each Unit consisted of one common share of the Company and one-half of one common share purchase warrant (each whole such common share purchase warrant, a "Warrant"). Each Warrant will entitle the holder thereof to acquire one additional common share of the Company at an exercise price of $1.40 until December 20, 2012.

The grant date fair value of $1,805,000 was assigned to the 8,625,000 Warrants issued as part of Offering as estimated by using a fair value market technique incorporating the Black-Scholes option valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 66%, risk-free rate of return of 1.62% and an expected maturity of 2 years. In addition, 1,035,000 compensation warrants ("Compensation Warrants") were issued to the underwriters. Each Compensation Warrant is exercisable into a unit for $1.00 with each unit comprised of one common share and one-half of one Warrant. The grant date fair value of $380,428 was assigned to the Compensation Warrants using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 66%, risk-free rate of return of 1.62% and an expected maturity of 2 years.

(ii) On November 15, 2010, Bridgeport issued to Fronteer 4.5 million common shares at $1.15 per share based on the market value of the shares at the time of issue, in consideration of the acquisition of certain Nevada properties (note 8 (f)).

Bridgeport Ventures Inc.
Notes to the Condensed Consolidated Interim Financial Statements
January 31, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

12.	Net loss per common share

The calculation of basic and diluted loss per share for the three and nine months ended January 31, 2012 was based on the loss attributable to common shareholders of $543,874 and $2,716,858 and the weighted average number of common shares outstanding of 50,579,600. Diluted loss per share did not include the effect of 28,825,000 warrants and 4,507,500 stock options as they are anti-dilutive.

13.	Warrants

The following table reflects the continuity of warrants for the periods ended January 31, 2012 and 2011:

	Number of
	warrants	Amount
Balance, May 1, 2010	19,690,200	$3,679,500
Granted (note 11(b)(i))	9,660,000	2,009,088
Step-up warrants issued (i)	210,000	15,000
Exercised	(578,600)	(80,978)
Expired	(151,600)	(25,772)
Balance, January 31, 2011	28,830,000	5,596,838
Granted (note 11(b)(i))	-	(5,961)
Exercised	(215,000)	(19,166)
Step-up warrants issued (i)(ii)(iii)	210,000	32,300
Balance, April 30, 2011 and January 31, 2012	28,825,000	$5,604,011

(i) On January 31, 2011, 210,000 warrants with an exercise price of $0.20 and expiry date of April 7, 2011 were exercised into common shares and warrants for cash proceeds of $42,000. As a result, 210,000 additional warrants were issued with an exercise price of $0.50 and an expiry date of October 7, 2014. The grant date fair value of $24,100 was assigned to the 210,000 warrants as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 73%, risk-free rate of return of of 1.84% and an expected maturity of 3.68 years.

(ii) On February 24, 2011, 100,000 broker warrants with an exercise price of $0.20 and expiry date of April 7, 2011 were exercised into common shares and warrants for cash proceeds of $20,000. As a result, 100,000 additional warrants were issued from the step up feature of the units with an exercise price of $0.50 and expiry date of October 7, 2014. The grant date fair value of $11,300 was assigned to the 100,000 warrants as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 74%, risk-free rate of return of 2.36% and an expected maturity of 3.62 years.

(iii) On April 6, 2011, 110,000 broker warrants with an exercise price of $0.20 per unit and expiry date of April 7, 2011 were exercised into common shares and warrants for cash proceeds of $22,000. As a result, 110,000 warrants were issued from the step up feature of the units with an exercise price of $0.50 and expiry date of October 7, 2014. The grant date fair value of $11,900 was assigned to the 110,000 warrants as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 74%, risk-free rate of return of 2.51% and an expected maturity of 3.51 years.

Bridgeport Ventures Inc.
Notes to the Condensed Consolidated Interim Financial Statements
January 31, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

13.	Warrants (continued)

The following table reflects the actual warrants issued and outstanding as of January 31, 2012:

Number of
Warrants		Grant date ($)
Outstanding		fair value	Exercise Price ($)	Expiry Date

6,575,000		374,925	0.50	October 7, 2014
12,590,000		3,225,959	1.50	December 1, 2012
8,625,000		1,622,699	1.40	December 20, 2012
1,035,000	(1)	380,428	1.00	December 20, 2012

28,825,000		5,604,011	1.22

(1) Each exercisable to acquire one unit, each unit consisting of one common share and one-half of one warrant with each whole warrant exercisable to acquire one additional common share at an exercise price of $1.40 until December 20, 2012.

14.	Stock options

The shareholders of the Company approved the stock option plan on December 18, 2007. Up to such number of common shares as is equal to 10% of the aggregate number of common shares issued and outstanding from time to time may be reserved for issue upon the exercise of options granted pursuant to the stock option plan.

The purpose of the stock option plan is to attract, retain and motivate directors, officers, employees and other service providers by providing them with the opportunity, through share options, to acquire a proprietary interest in the Company and benefit from its growth. The options are non-assignable and may be granted for a term not exceeding five years.

Stock options may be granted under the stock option plan only to directors, officers, employees and other service providers subject to the rules and regulations of applicable regulatory authorities and any Canadian stock exchange upon which the common shares may be listed or may trade from time to time. The total number of common shares which may be reserved for issuance to any one individual under the stock option plan within any one year period shall not exceed 5% of the outstanding issue. The maximum number of common shares which may be reserved for issuance to insiders under the stock option plan, any other employer stock option plans or options for services, shall be 10% of the common shares issued and outstanding at the time of the grant (on a non-diluted basis).

Bridgeport Ventures Inc.
Notes to the Condensed Consolidated Interim Financial Statements
January 31, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

14.	Stock options (continued)

The maximum number of common shares which may be issued to insiders under the stock option plan, together with any other previously established or proposed share compensation arrangements, within any one year period shall be 10% of the outstanding issue. The maximum number of common shares which may be issued to any one insider and his or her associates under the stock option plan, together with any other previously established or proposed share compensation arrangements, within a one year period shall be 5% of the common shares outstanding at the time of the grant (on a non-diluted basis).

The maximum number of stock options which may be granted to any one consultant under the stock option plan, any other employer stock options plans or options for services, within any 12 month period, must not exceed 2% of the common shares issued and outstanding at the time of the grant (on a non-diluted basis). The maximum number of stock options which may be granted to any persons performing investor relations services under the stock option plan, any other employer stock options plans or options for services, within any 12 month period must not exceed, in the aggregate, 2% of the common shares issued and outstanding at the time of the grant (on a non-diluted basis).

The exercise price of options issued may not be less than the fair market value of the common shares at the time the option is granted, less any allowable discounts.

The following reflects the continuity of stock options for the periods ended January 31, 2012 and 2011:

		Weighted Average
	Number of	Exercise Price
	Stock Options	($)
Balance, May 1, 2010	2,400,000	1.21
Granted (10)(11)(12)	2,250,000	1.01
Forfeited (5)(7)(9)	(108,333)	2.19
Expired (7)	(66,667)	2.40
Balance, January 31, 2011	4,475,000	1.19
Granted (13)(14)	90,000	0.94
Balance, April 30, 2011	4,565,000	1.06
Granted (16)(17)(18)	687,500	0.53
Forfeited (5)(14)	(196,666)	1.34
Expired(1)(5)(14)	(548,334)	1.01
Balance, January 31, 2012	4,507,500	0.98

Bridgeport Ventures Inc.
Notes to the Condensed Consolidated Interim Financial Statements
January 31, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

14.	Stock options (continued)

(1) On August 20, 2009, the Company granted 700,000 stock options to officers and directors of the Company exercisable for one common share each at a price of $0.35 per share for a five-year period. These stock options vested immediately. 500,000 of these stock options expire on August 20, 2014 and the remaining 200,000 stock options expire on January 7, 2012. During the three and nine months ended January 31, 2012, 200,000 stock options expired unexercised and as at January 31, 2012, The grant date fair value of $56,000 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield 0%, expected volatility 100%, risk-free rate of return 2.6% and an expected maturity of 5 years. For the three and nine months ended January 31, 2012 $nil (three and nine months ended January 31, 2011 - $nil) was expensed to share-based payments.

(2) On November 12, 2009, the Company granted 200,000 stock options to a director of the Company pursuant to the Company's stock option plan, exercisable for one common share each at a price of $1.20 per share for a five-year period expiring on November 12, 2014. The options vest as to one-third on the date of grant and one-third each on the first and second anniversaries of the date of grant. The grant date fair value of $172,000 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 93%, risk-free rate of return of 2.7% and an expected maturity of 5 years. For the three and nine months ended January 31, 2012, $942 and $15,394 respectively (three and nine months ended January 31, 2011 - $9,111 and $52,464) was expensed to share-based payments.

(3) On November 17, 2009, the Company granted 250,000 stock options to a consultant of the Company pursuant to the Company's stock option plan, exercisable for one common share each at a price of $1.20 per share for a period of five years expiring on November 17, 2014. The options vest as to one-third on the date of grant and one-third on the first and second anniversaries of the date of grant. The grant date fair value of $205,000 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 93%, risk-free rate of return of 2.6% and an expected maturity of 5 years. For the three and nine months ended January 31, 2012, $1,591 and $18,815 respectively (three and nine months ended January 31, 2011 - $11,795 and $63,466) was expensed to share-based payments.

(4) On December 8, 2009, the Company granted 300,000 options to a director of the Company pursuant to the Company's stock option plan, exercisable for one common share each at a price of $1.40 per share for a period of five years expiring on December 7, 2014. The options vest as to one-third on the date of grant and one-third on the first and second anniversaries of the date of grant. The grant date fair value of $300,000 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 92%, risk-free rate of return of 2.5% and an expected maturity of 5 years. For the three and nine months ended January 31, 2012, $5,205 and $30,411 respectively (three and nine months ended January 31, 2011 - $23,014 and $98,630) was expensed to share-based payments.

(5) On December 8, 2009, the Company granted 525,000 options to consultants of the Company pursuant to the Company's stock option plan, exercisable for one common share each at a price of $1.40 per share for a period of five years expiring on December 7, 2014. During the year ended April 30, 2011, 25,000 of these options were forfeited and during the nine months ended January 31, 2012, 166,666 options were forfeited, 166,667 options expired on November 30, 2011 and the remaining 166,667 expired on December 12, 2011. As of January 31, 2012, nil options remain outstanding. The options vest as to one-third on the date of grant and one-third on the first and second anniversaries of the date of grant. The grant date fair value of $525,000 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 92%, risk-free rate of return of 2.5% and an expected maturity of 5 years. For the three and nine months ended January 31, 2012, $nil and ($115,297) respectively (three and nine months ended January 31, 2011 -$36,963 and $169,292) was credited to share-based payments as a result of the forfeiture.

Bridgeport Ventures Inc.
Notes to the Condensed Consolidated Interim Financial Statements
January 31, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

14.	Stock options (continued)

(6) On January 11, 2010, the Company granted 250,000 stock options to a director pursuant to the Company's stock option plan, exercisable for one common share each at a price of $2.15 per share for a period of five years expiring on January 11, 2015. The options vest as to one-third on the date of grant and one-third on the first and second anniversaries of the date of grant. The grant date fair value of $379,750 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 90%, risk-free rate of return of 2.7% and an expected maturity of 5 years. For the three and nine months ended January 31, 2012, $12,485 and $44,391 respectively (three and nine months ended January 31, 2011 -$40,923 and $136,641) was expensed to share-based payments.

(7) On January 25, 2010, the Company granted 100,000 stock options to a consultant pursuant to the Company's stock option plan, exercisable for one common share each at a price of $2.40 per share for a period of five years expiring on January 25, 2015. During the year ended April 30, 2011, 66,667 of these stock options expired and 33,333 of these stock options were forfeited and as of January 31, 2012, nil options remain outstanding. The options vest as to one-third on the date of grant and one-third on the first and second anniversaries of the date of grant. The grant date fair value of $167,900 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 89%, risk-free rate of return of 2.5% and an expected maturity of 5 years. For the three and nine months ended January 31, 2012, $nil (three and nine months ended January 31, 2011 - ($8,203) and $34,117) was credited to share-based payments as a result of the forfeiture.

(8) On February 1, 2010, the Company granted 25,000 stock options to an employee pursuant to the Company's stock option plan, exercisable for one common share each at a price of $2.40 per share for a period of five years expiring on February 1, 2015. The options vest as to one-third on the date of grant and one-third on the first and second anniversaries of the date of grant. The grant date fair value of $45,150 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 89%, risk-free rate of return of 2.47% and an expected maturity of 5 years. For the three and nine months ended January 31, 2012, $1,897 and $5,690 respectively (three and nine months ended January 31, 2011 - $5,690 and $17,070) was expensed to share-based payments.

(9) On March 10, 2010, the Company granted 50,000 stock options to a consultant pursuant to the Company's stock option plan, exercisable for one common share each at a price of $2.45 per share for a period of five years expiring on March 10, 2015. During the year ended April 30, 2011, all of these stock options were forfeited and as of January 31, 2012, nil options remain outstanding. The options vest as to one-third on the date of grant and one-third on the first and second anniversaries of the date of grant. The grant date fair value of $84,750 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 87%, risk-free rate of return of 2.81% and an expected maturity of 5 years. For the three and nine months ended January 31, 2012, $nil (three and nine months ended January 31, 2011 - ($27,283) and ($5,920)) was credited to share-based payments.

(10) On September 23, 2010, the Company granted 400,000 stock options to an officer pursuant to the Company's stock option plan, exercisable for one common share each at a price of $1.05 per share for a period of five years expiring on September 23, 2015. The options vest as to one-third on the date of grant and one-third on each of the first and second anniversaries of the date of grant. The grant date fair value of $273,600 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 81%, risk-free rate of return of 2.11% and an expected maturity of 5 years. For the three and nine months ended January 31, 2012, $10,897 and $68,920 respectively (three and nine months ended January 31, 2011 - $33,884 and $139,448) was expensed to share-based payments.

Bridgeport Ventures Inc.
Notes to the Condensed Consolidated Interim Financial Statements
January 31, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

14.	Stock options (continued)

(11) On December 21, 2010, the Company granted 1,600,000 stock options to an officer pursuant to the Company's stock option plan, exercisable for one common share each at a price of $1.00 per share for a period of five years expiring on December 21, 2015. The options vest as to one-third on the date of grant and one-third on each of the first and second anniversaries of the date of grant. The grant date fair value of $940,800 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 77%, risk-free rate of return of 2.17% and an expected maturity of 5 years. For the three and nine months ended January 31, 2012, $83,286 and $320,311 (three and nine months ended January 31, 2011 -$366,415) was expensed to share-based payments.

(12) On January 7, 2011, the Company granted 250,000 stock options to a director pursuant to the Company's stock option plan, exercisable for one common share each at a price of $1.00 per share for a period of five years expiring on January 7, 2016. The options vest as to one-third on the date of grant and one-third on the first and second anniversaries of the date of grant. The grant date fair value of $116,500 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 76%, risk-free rate of return of 2.24% and an expected maturity of 5 years. For the three and nine months ended January 31, 2012, $12,123 and $41,473 respectively (three and nine months ended January 31, 2011 -$42,662) was expensed to share-based payments.

(13) On March 15, 2011, the Company granted 35,000 options exercisable at $0.85 to an employee of the Company with an expiry date of March 15, 2016. The options vest as to on-third on the date of grant and one-third after the first and second anniversaries of the date of grant. The grant date fair value of $11,375 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 74%, risk-free rate of return of 2.22% and an expected maturity of 5 years. For the three and nine months ended January 31, 2012, $1,433 and $4,299 (three and nine months ended January 31, 2011 - $nil) was expensed to share-based payments.

(14) On March 15, 2011, the Company granted 55,000 options exercisable at $1.00 to employees of the Company with an expiry date of March 15, 2016. During the nine months ended January 31, 2012, 30,000 options were forfeited and 15,000 expired unexercised on September 14, 2011. As at January 31, 2012, 10,000 options remaining outstanding. The options vest as to one-third on the date of grant and one-third after the first and second anniversaries of the date of grant. The grant date fair value of $16,720 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 74%, risk-free rate of return of 2.22% and an expected maturity of 5 years. For the three and nine months ended January 31, 2012, $383 and $287 respectively (three and nine months ended January 31, 2011 - $nil) was credited to share-based payments as a result of the forfeiture.

(15) During the year ended April 30, 2011, the expiry date of 200,000 fully vested options granted on August 20, 2009 to a former director was modified. The expiry date changed from August 20, 2014 to January 7, 2012. The former director resigned and became a consultant to the Company. During the three and nine months ended January 31, 2012, the 200,000 stock options expired unexercised (see Note 14 (1) ).

(16) On June 8, 2011, the Company granted 55,000 options exercisable at $0.85 to an employee and a consultant of the Company with an expiry date of June 8, 2016. The options vest as to one-third on the date of grant and one-third after the first and second anniversaries of the date of grant. The grant date fair value of $11,550 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 72%, risk-free rate of return of 2.05% and an expected maturity of 5 years. For the three and nine months ended January 31, 2012, $1,455 and $7,598 respectively (three and nine months ended January 31, 2011 - $nil) was expensed to share-based payments.

Bridgeport Ventures Inc.
Notes to the Condensed Consolidated Interim Financial Statements
January 31, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

14.	Stock options (continued)

(17) On July 26, 2011, the Company granted 417,500 options exercisable at $0.50 to certain directors, officers, employees and consultants of the Company with an expiry date of July 26, 2016. The options vest as to one-third on the date of grant and one-third after the first and second anniversaries of the date of grant. The grant date fair value of $119,823 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 71%, risk-free rate of return of 1.93% and an expected maturity of 5 years. For the three and nine months ended January 31, 2012, $15,094 and $70,949 respectively (three and nine months ended January 31, 2011 - $nil) was expensed to share-based payments.

(18) On September 6, 2011, the Company granted 215,000 options exercisable at $0.50 to certain employees of the Company with an expiry date of September 6, 2016. The options vest as to one-third on the date of grant and one-third after the first and second anniversaries of the date of grant. The grant date fair value of $61,920 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 70%, risk-free rate of return of 1.24% and an expected maturity of 5 years. For the three and nine months ended January 31, 2012, $7,800 and $33,103 (three and nine months ended January 31, 2011 - $nil) was expensed to share-based payments.

Details of the stock options outstanding at January 31, 2012 are as follows:

			Weighted average
			remaining contractual
Number of	Exercisable		life (years) for	Weighted average
stock	stock	Exercise	number of stock	grant date fair	Expiry
options	options	price ($)	options granted	value per option ($)	date

500,000	500,000	0.35	2.55	0.08	August 20, 2014
200,000	200,000	1.20	2.78	0.86	November 12, 2014
250,000	250,000	1.20	2.80	0.82	November 17, 2014
300,000	300,000	1.40	2.85	1.00	December 7, 2014
250,000	250,000	2.15	2.95	1.52	January 11, 2015
25,000	16,667	2.40	3.01	1.81	February 1, 2015
400,000	266,667	1.05	3.65	0.68	September 23, 2015
1,600,000	1,066,667	1.00	3.89	0.59	December 21, 2015
250,000	166,667	1.00	3.94	0.47	January 7, 2016
35,000	11,667	0.85	4.12	0.33	March 15, 2016
10,000	3,333	1.00	4.12	0.30	March 15, 2016
55,000	18,333	0.85	4.36	0.21	June 8, 2016
417,500	139,167	0.50	4.49	0.29	July 26, 2016
215,000	71,667	0.50	4.60	0.29	September 6, 2016

4,507,500	3,260,835	0.98	3.58	0.60

The weighted average exercise price of exercisable stock options as at January 31, 2012 is $0.60 (April 30, 2011 -$1.02) .

Bridgeport Ventures Inc.
Notes to the Condensed Consolidated Interim Financial Statements
January 31, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

15.	General and administrative

	Three Months Ended		Nine Months Ended
	January 31,		January 31,
	2012	2011	2012	2011
Share-based payments	$154,591	$464,096	$546,344	$1,114,285
Salaries and benefits	37,722	106,559	238,733	210,145
Professional fees	67,648	321,938	217,499	717,641
Insurance	6,553	8,163	65,037	31,593
Rent	29,691	19,877	97,931	67,403
Administrative and general	43,131	86,466	110,124	131,794
Investor relations	28,814	-	71,025	-
Reporting issuer costs	15,683	106,730	57,048	158,546
Business development	213,283	26,665	350,534	180,241
Travel and accommodation	8,597	32,823	13,535	123,169
Amortization	1,495	1,333	7,082	4,824
Meals	5,254	2,985	8,989	11,448
	$612,462	$1,177,635	$1,783,881	$2,751,089

16.	Related party balances and transactions

Related parties include the Board of Directors, close family members and enterprises that are controlled by these individuals as well as certain persons performing similar functions.

Related party transactions conducted in the normal course of operations are measured at the exchange value (the amount established and agreed to by the related parties). The amounts due to related parties are unsecured, non-interest bearing and due on demand.

(a) the Company entered into the following transactions with related parties:

		Three Months Ended		Nine Months Ended
	Notes	January 31,		January 31,
		2012	2011	2012	2011
Marrelli Support Services Inc.("MSSI")	(i)	$8,496	$12,000	$34,623	$36,000
DSA Corporate Services Inc. ("DSA")	(ii)	$1,750	$2,750	$7,044	$8,066
H.R. Snyder Consultants	(iii)	$18,750	$18,750	$63,060	$56,250

(i) The Chief Financial Officer ("CFO") of the Company is the president of MSSI. Fees relate to accounting services provided by MSSI. These costs are reflected in professional fees in the condensed consolidated interim statements of loss. As at January 31, 2012, MSSI was owed $4,918 (April 30, 2011 - $12,562) and the amount was included in amounts payable and other liabilities.

(ii) The CFO of the Company is an officer of DSA. Fees relate to corporate secretarial services provided by DSA. These costs are reflected in professional fees in the condensed consolidated interim statements of loss. As at January 31, 2012, DSA was owed $nil (April 30, 2011 - $989) and the amount was included in amounts payable and other liabilities.

(iii) Fees were paid to H.R. Snyder Consultants for Hugh Snyder to act as Chairman of the Company. H.R. Snyder Consultants is controlled by Hugh Snyder. These costs are reflected in salaries and benefits in the condensed consolidated interim statements of loss.

Bridgeport Ventures Inc.
Notes to the Condensed Consolidated Interim Financial Statements
January 31, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

16.	Related party balances and transactions (continued)

(b) Remuneration of Directors and key management personnel of the Company was as follows:

	Three Months Ended		Nine Months Ended
	January 31,		January 31,
	2012	2011	2012	2011
	$	$	$	$

Salaries and benefits (1)	63,500	62,917	190,950	107,917
Share based payments	138,316	516,008	583,778	836,260

(1) The board of directors and select officers do not have employment or service contracts with the Company. Directors are entitled to director fees and stock options for their services and officers are entitled to stock options and cash remuneration for their services.

17.	Segmented information

January 31, 2012	Canada	Chile	United States	Total

Cash and cash equivalents	$18,191,350	$16,302	$15,720	$18,223,372
Amounts receivable and other assets	168,977	-	15,042	184,019
Available-for-sale investment	24,875	-	-	24,875

	18,385,202	16,302	30,762	18,432,266
Interest in exploration properties and deferred exploration expenditures	166,489	-	9,209,401	9,375,890
Equipment	18,438	-	-	18,438

	$18,570,129	$16,302	$9,240,163	$27,826,594

April 30, 2011	Canada	Chile	United States	Total

Cash and cash equivalents	$22,861,023	$(1,828)	$11,699	$22,870,894
Amounts receivable and other assets	82,633	231,808	14,196	328,637
Available-for-sale investment	280,000	-	-	280,000

	23,223,656	229,980	25,895	23,479,531
Interest in exploration properties and deferred exploration expenditures	171,596	975,725	6,430,690	7,578,011
Equipment	23,297	19,605	-	42,902

	$23,418,549	$1,225,310	$6,456,585	$31,100,444

Bridgeport Ventures Inc.
Notes to the Condensed Consolidated Interim Financial Statements
January 31, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

18.	Conversion to IFRS

(i)	Overview

As stated in significant accounting policies (note 2), these are the Company’s third unaudited condensed consolidated interim financial statements prepared in accordance with IFRS as issued by the IASB.

The policies set out in the significant accounting policies section in the condensed consolidated interim financial statements for the three months ended July 31, 2011 have been applied in preparing the financial statements for the three and nine months ended January 31, 2012 and in the preparation of an opening IFRS statement of financial position at May 1, 2010 (the "Transition Date").

(ii)	First-time adoption of IFRS

The adoption of IFRS requires the application of IFRS 1, which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 generally requires retrospective application of IFRS as effective at the end of its first annual IFRS reporting period. However, IFRS 1 also provides certain optional exemptions and mandatory exceptions to this retrospective treatment.

The Company has elected to apply the following optional exemption in its preparation of an opening IFRS statement of financial position as at May 1, 2010.

  To apply IFRS 3 Business Combination only to past business combinations that occurred after the date of transition to IFRS (May 1, 2010).
  To apply IFRS 2 Share-based Payments only to equity instruments that were issued after November 7, 2002 and had not vested by the Transition Date.

IFRS 1 does not permit changes to estimates that have been made previously. Accordingly, estimates used in the preparation of the Company’s opening IFRS statement of financial position as at the Transition Date are consistent with those that were made under Canadian GAAP.

(iii)	Changes to accounting policies

The Company has changed certain accounting policies in accordance with IFRS. The policies applied in these condensed consolidated interim financial statements are based on IFRS issued and outstanding as of March 12, 2012. Any subsequent changes to IFRS that are given effect in the Company's first annual financial statements for the year ending April 30, 2012 could result in a restatement of these unaudited condensed consolidated interim financial statements. The changes to its accounting policies have resulted in certain changes to the recognition and measurement of assets, liabilities, equity, and expenses within its financial statements.

The following summarizes the significant changes to the Company’s accounting policies on adoption of IFRS.

Bridgeport Ventures Inc.
Notes to the Condensed Consolidated Interim Financial Statements
January 31, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

18.	Conversion to IFRS (continued)

(iii)	Changes to accounting policies (continued)

(a)	Impairment of non-financial assets

IFRS requires a write down of assets if the higher of the fair market value and the value in use of a group of assets is less than its carrying value. Value in use is determined using discounted estimated future cash flows. Current Canadian GAAP requires a write down to estimated fair value only if the undiscounted estimated future cash flows of a group of assets are less than its carrying value.

The Company's accounting policies related to impairment of non-financial assets have been changed to reflect these differences. There was no impact on the unaudited condensed consolidated interim financial statements as there were no impairment indicators on the Transition Date or as at January 31, 2011.

(b)	Decommissioning Liabilities (Asset Retirement Obligations)

IFRS requires the recognition of a decommissioning liability for legal or constructive obligations, while current Canadian GAAP only requires the recognition of such liabilities for legal obligations. A constructive obligation exists when an entity has created reasonable expectations that it will take certain actions.

The Company's accounting policies related to decommissioning liabilities have been changed to reflect these differences. There is no impact on the unaudited condensed consolidated interim financial statements as there was no legal or constructive obligation on the Transition Date or as at January 31, 2011.

(c)	Income Taxes

Under Canadian GAAP, the Company had recognized deferred tax on temporary differences arising on the acquisition of assets where the carrying amount of the assets acquired exceeded the tax base.

IFRS provides for a specific exemption from recording a deferred tax liability on initial recognition when the transaction is not a business combination and at the time of the transaction, affects neither accounting profit/loss nor tax profit/loss. As the acquisition of certain interests in exploration properties meet the IFRS exemption criteria, the recognition of deferred tax liabilities in relation to these assets acquired under Canadian GAAP is reversed under IFRS.

(iv)	Presentation

Certain amounts in the unaudited condensed consolidated interim statements of financial position, statements of loss and comprehensive loss and statements of cash flows have been reclassified to conform to the presentation adopted under IFRS.

Bridgeport Ventures Inc.
Notes to the Condensed Consolidated Interim Financial Statements
January 31, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

18.	Conversion to IFRS (continued)

(v)	Reconciliation between IFRS and Canadian GAAP (continued)

The January 31, 2011 Canadian GAAP balance sheet has been reconciled to IFRS as follows:

	January 31, 2011

		Effect of
	Canadian	transition to
	GAAP	IFRS	IFRS

ASSETS

Current assets
Cash and cash equivalents	$24,546,352	$-	$24,546,352
Amounts receivable and other assets	311,143	-	311,143
Short term investment	360,000	-	360,000
	25,217,495	-	25,217,495

Interest in exploration properties and deferred exploration expenditures (note 18 (iii)(c))	9,228,298	(334,790)	8,893,508
Equipment	42,836	-	42,836
	$34,488,629	$(334,790)	$34,153,839

EQUITY AND LIABILITIES

Current liabilities
Amounts payable and other liabilities	$556,801	$-	$556,801

Future income tax liability (note 18 (iii)(c))	294,200	(294,200)	-
	851,001	(294,200)	556,801

Equity
Share capital	31,384,138	-	31,384,138
Reserves	7,754,654	-	7,754,654
Accumulated deficit (note 18 (iii)(c))	(5,746,164)	(40,590)	(5,786,754)
Accumulated other comprehensive income	245,000	-	245,000
Total equity	33,637,628	(40,590)	33,597,038
Total equity and liabilities	$34,488,629	$(334,790)	$34,153,839

Bridgeport Ventures Inc.
Notes to the Condensed Consolidated Interim Financial Statements
January 31, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

18.	Conversion to IFRS (continued)

(v)	Reconciliation between IFRS and Canadian GAAP (continued)

The Canadian GAAP statement of loss and comprehensive loss for the three months ended January 31, 2011 has been reconciled to IFRS as follows:

	Three months ended January 31, 2011

		Effect of
	Canadian	transition to
	GAAP	IFRS	IFRS

Operating expenses
General and administrative (note 15)	$1,177,635	$-	$1,177,635
	(1,177,635)	-	(1,177,635)
Write-off of exploration property (note 18 (iii)(c))	(554,473)	42,519	(511,954)
Foreign exchange gain	11,504	-	11,504
Interest income	45,525	-	45,525
Net loss for before tax	(1,675,079)	42,519	(1,632,560)
Future income tax recovery (note 18 (iii)(c))	138,700	(103,700)	35,000
Net loss for the period	(1,536,379)	(61,181)	(1,597,560)
Unrealized gain on available- for-sale securities, net of tax	245,000	-	245,000
Comprehensive loss for the period	$(1,291,379)	$(61,181)	$(1,352,560)

The Canadian GAAP statement of loss and comprehensive loss for the nine months ended January 31, 2011 has been reconciled to IFRS as follows:

	Nine months ended January 31, 2011

		Effect of
	Canadian	transition to
	GAAP	IFRS	IFRS

Operating expenses
General and administrative (note 15)	$2,751,089	$-	$2,751,089
	(2,751,089)	-	(2,751,089)
Write-off of exploration property (note 18 (iii)(c))	(1,165,825)	89,399	(1,076,426)
Foreign exchange gain	34,310	-	34,310
Interest income	82,754	-	82,754
Net loss for before tax	(3,799,850)	89,399	(3,710,451)
Future income tax recovery (note 18 (iii)(c))	164,989	(129,989)	35,000
Net loss and comprehensive loss for the period	(3,634,861)	(40,590)	(3,675,451)
Unrealized gain on available- for-sale securities, net of tax	245,000	-	245,000
Comprehensive loss for the period	$(3,389,861)	$(40,590)	$(3,430,451)

Bridgeport Ventures Inc.
Notes to the Condensed Consolidated Interim Financial Statements
January 31, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

18.	Conversion to IFRS (continued)

(v)	Reconciliation between IFRS and Canadian GAAP (continued)

The Canadian GAAP statement of cash flows for the nine months ended January 31, 2011 has been reconciled to IFRS as follows:

	Nine months ended January 31, 2011

		Effect of
	Canadian	transition to
	GAAP	IFRS	IFRS

Operating activities
Net loss for the period	$(3,634,861)	$(40,590)	$(3,675,451)
Adjustment for:
Amortization	4,825	-	4,825
Shares-based payments	1,114,285	-	1,114,285
Write-off of exploration property (note 18 (iii)(c))	1,165,825	(89,399)	1,076,426
Future income tax recovery (note 18 (iii)(c))	(164,989)	129,989	(35,000)
Non-cash working capital items:
Amounts receivable and other assets	(180,801)	-	(180,801)
Amounts payable and other liabilities	(98,066)	-	(98,066)
Net cash used in operating activities	(1,793,782)	-	(1,793,782)
Investing activities
Expenditures on exploration properties	(1,148,875)	-	(1,148,875)
Option payment received	20,000	-	20,000
Additions to equipments	(21,654)	-	(21,654)
Net cash used in investing activities	(1,150,529)	-	(1,150,529)
Financing activities
Issue of securities	17,658,100	-	17,658,100
Share issue cost	(1,304,819)	-	(1,304,819)
Net cash provided by financing activities	16,353,281	-	16,353,281
Net change in cash and cash equivalents	13,408,970	-	13,408,970
Cash and cash equivalents, beginning of period	11,137,382	-	11,137,382
Cash and cash equivalents, end of period	$24,546,352	$-	$24,546,352

19.	Subsequent event

On February 15, 2012, Gondwana terminated its option on the McCart property. The Company is evaluating its alternatives for the McCart property on a going forward basis.